ACCESS PHARMACEUTICALS, INC.
1995 Stock Awards Grant
(Options)

Grantee:	No. of incentive stock Options Awarded:
Grant Number:	Exercise price per share of incentive stock:
Grant Date:	No. of non-qualified stock Options Awarded:
Exercise price per share of non-qual. Stock:

     1.      Options Agreement. Access Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and the above-named Grantee have previously entered into a 1995 Stock Option Plan Master Agreement (the “Master Agreement”) dated.

     2.      Consideration. In consideration of the mutual covenants set forth in the Master Agreement and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree to be bound by the terms of this Grant.

     3.      Options Grant. The Company hereby awards to the Grantee options for the acquisition of all or any part of the number of shares set forth above of the authorized but unissued and/or reacquired shares of the one cent ($.01) par value common stock of the Company, at the exercise price set forth above. The exercise price shall be payable as set forth in paragraph 1(c) of the Master Agreement.

     4.      Expiration. Unless specified herein, the Options shall expire in accordance with the provision of paragraph 1(e) of the Master Agreement.

     5.      Terms of Master Agreement. In addition to the terms and covenants contained herein, this Grant hereby incorporates by reference all terms and covenants contained in the Master Agreement. The parties agree that any and all provisions of the Master Agreement not otherwise modified by the terms of this Grant are hereby confirmed and ratified in their entirety.

“Company”	“Grantee”

Access Pharmaceuticals, Inc.

By:

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